August 16, 2018

Yan Li
Chief Executive Officer
Niu Technologies
No. 10 Wangjing Street, Building A, 11/F, Chaoyang District
Bejing 100102
People's Republic of China

       Re: Niu Technologies
           Draft Registration Statement on Form F-1
           Submitted July 20, 2018
           CIK No. 0001744781

Dear Mr. Li:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please provide us with mock-ups of pages that include any pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.
2. Please provide us copies of all written communications, as defined in Rule 405 under the
       Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
 Yan Li
FirstName LastNameYan Li
Niu Technologies
Comapany NameNiu Technologies
August 16, 2018
August 16, 2018 Page 2
Page 2
FirstName LastName
         investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary
Overview, page 1

3. We note your disclosure of the relationship of your volume-weighted average retail price to your competitors in the industry in 2017. Please tell us how the volume-weighted average is calculated, what it represents, and why it is used rather than a weighted average.
Electric Two-Wheeled Vehicles Market in the European Union, Southeast Asia and India, page 3

4. Please substantiate the statement on page 1 that you are "a leader in Europe in terms of sales volume" and place your disclosure in this section in context by disclosing your relative market share in the European Union, Southeast Asia and India markets.
Corporate History and Structure, page 4

5. Please expand this section to explain briefly what a Variable Interest Entity is, the reasons for adopting the structure, and highlight the most material risks. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Results of Operations
Our ability to enhance or maintain our pricing power, page 70

6. We note your disclosure that the retail price of your selected models sold in China was increased in 2016 and 2017. Please define "selected models" and revise to clarify that the retail price does not represent revenues attributed to the company for sales made through third parties. Also, we note your disclosure on page 78 that net revenues per scooter decreased from 2016 to 2017. Please balance your disclosure on page 70, and elsewhere as appropriate, by disclosing trends in your net revenue per scooter when you discuss changes in retail prices of your products.
Results of Operations, page 76

7. Please quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. Refer to Item 5 of Form 20-F.
Business
Our Competitive Strengths, page 102

8. Please balance your disclosure concerning your strengths and prospects by discussing the material negative factors affecting your business, such as strong competition, low barriers to entry and significant research and development costs.
 Yan Li
Niu Technologies
August 16, 2018
Page 3
Regulation
Regulations Relating to Foreign Exchange, page 136

9. Please describe here the NDRC Order 11 you reference in the last risk factor on page 38 and clarify whether the approval and registration requirements under Order 11 are separate from or supersede the requirements under SAFE Circular 37. Please also describe the reasons for the uncertainties regarding the application of Order 11 and discuss any steps you are taking to evaluate whether Order 11 applies to you and your PRC subsidiaries.
10. You state here and in Use of Proceeds that PRC laws and regulations limit your ability to utilize the proceeds of the offering to make loans or capital contributions to your PRC subsidiaries. Please quantify here and in Use of Proceeds the amount of loans or capital contributions you may make to your PRC subsidiaries without obtaining approvals from
      SAFE or other government entities. To the extent you will be required to obtain addiitonal approvals to make loans or contribute the proceeds of this offering, also discuss how long you expect these will take and the likelihood you will obtain the necessary approvals.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-13

11. Please disclose your accounting policy for advances from customers in accordance with
      ASC 235-10-50.
14. Share-Based Compensation
Share Options, page F-40

12. We note from your disclosure on page F-40 that the expected exercise multiple used in estimating the fair value of options was estimated by referencing a widely-accepted academic research publication. Please tell us what information was used and tell us your consideration for disclosing this information. Please refer to ASC 718-10-50-2(f)(2).
       You may contact Melissa Gilmore at 202-551-3777 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameYan Li
Comapany NameNiu Technologies                               Division of
Corporation Finance
August 16, 2018 Page 3                                      Office of
Transportation and Leisure
cc:       Julie Gao
FirstName LastName